Exhibit 99.1

Okeanis Eco Tankers Corp. – Reminder of trading suspension on Euronext Oslo Børs

ATHENS, GREECE, 21 January 2026 – Okeanis Eco Tankers Corp. (“OET” or the “Company”) (NYSE: ECO, OSE: OET) announced on 20 January 2026 a contemplated offering of new common shares (the “Offering”).

This is a reminder that a trading halt will be imposed on the Company’s common shares that are trading on Euronext Oslo Børs today, 21 January 2026, from opening of trade until around 13:00 CET, to facilitate an efficient bookbuilding process for the Offering.

A separate announcement regarding the bookbuilding process for the Offering is expected to be made later today, prior to re-commencement of trading in the Company’s shares on Euronext Oslo Børs.

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on 30 April 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Stock Exchange under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of eight modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

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Important Note

The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may be placed for any purpose on the information contained in this announcement or its accuracy, fairness or completeness.

Neither this announcement nor the information contained herein is for publication, distribution or release, in whole or in part, directly or indirectly, in or into or from Australia, Canada, Japan, Hong Kong, South Africa or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. The publication, distribution or release of this announcement may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the Securities Act of 1933, as amended, or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements. In any EEA Member State, this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the EU Prospectus Regulation, i.e. only to investors who can receive the offer without an approved prospectus in such EEA Member State. The expression "EU Prospectus Regulation" means Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (together with any applicable implementing measures in any Member State).

This communication is only being distributed to and is only directed at persons in the United Kingdom that are "qualified investors" within the meaning of the EU Prospectus Regulation as it forms part of English law by virtue of the European Union (Withdrawal) Act 2018 and that are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (ii) high net worth entities, and other persons to whom this announcement may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Persons distributing this communication must satisfy themselves that it is lawful to do so.

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Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under applicable laws, such as the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

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